Exhibit 10.1

EXECUTION COPY

March 22, 2010

Mr. Paul B. Manning

204 North Main St.

Gordonsville, VA 22942

Dear Paul:

As you know, Perrigo Company (“Perrigo”) is in the process of acquiring the PBM businesses (the “Acquisition”) through its subsidiaries, Pine Holdings Merger Sub, Inc. and Pine Nutritionals Merger Sub, LLC, which at the closing of the Acquisition will be merged with and into PBM Holdings, Inc. and PBM Nutritionals, LLC, respectively (the surviving companies will be collectively referred to herein as the “Companies”).

1.	Employment. This letter agreement (this “Letter Agreement”) will govern the terms and conditions of your employment with the Companies. Your employment will commence upon the closing of the Acquisition (the “Effective Date”) and will continue until the first anniversary of the Effective Date (the “Term”), unless your employment is sooner terminated pursuant to paragraph 5 below. The portion of the Term during which you are actually employed by the Companies is referred to as the “Employment Period.” Should the closing of the Acquisition not occur for any reason, this Letter Agreement shall be null and void and of no force and effect.

2.	Position; Duties; Place of Employment. You will be employed as the Executive Vice President and General Manager of the Companies. You will report to the Chief Executive Officer of Perrigo, and shall be responsible for the overall accountability and business operations of the Companies and its subsidiaries and such other duties as may be assigned to you which shall include:

•	Actively assisting with the integration process following the Effective Date

•	Actively leading the new product selection and development process

•	Assisting in the long-term strategic planning of the infant nutritional businesses

•	Actively monitoring the achievement of operational and financial results

•	Developing growth and diversification strategies to achieve ongoing objectives

You agree to use your best efforts to perform such duties faithfully and to devote such working time, attention and energies to the businesses of the Companies and its subsidiaries in a manner consistent with your pattern and level of activity, with respect to the Companies, prior to the Effective Date; provided such pattern and level of activity do not conflict with your duties described in this Letter Agreement.

3.	Base Salary. You will be paid a base salary (“Base Salary”) at a monthly rate of $100,000, payable in accordance with the Companies’ normal payroll practices, but in no event less frequently than twice per month.

4.	Benefits. You will be provided with such retirement benefits, fringe benefits and insurance coverages as are made available to executives of the Companies generally; provided that you shall not be entitled to any types of benefits in addition to those you were normally provided prior to the Effective Date.

5.	Termination.

(1) Your employment with the Companies during the Term may be terminated under the following circumstances.

(a) Death. Your employment hereunder shall terminate upon your death.

(b) Disability. If you become Disabled, the Companies may terminate your employment. For purposes of this Letter Agreement, you shall be deemed to be “Disabled” if you have a physical or mental disability which renders you incapable, after reasonable accommodation, of performing substantially all of your duties hereunder for a period of 120 days (which need not be consecutive) in any 12 month period. Any dispute as to whether you are Disabled shall be determined in writing, at the Companies’ expense, by a qualified independent physician. You agree to submit to such tests and examination as such physician shall deem appropriate. The determination of such physician shall be final and binding.

(c) Termination by the Companies with Cause. The Companies may terminate your employment hereunder for Cause by written notice to you detailing the basis for the Cause termination. For purposes of this Letter Agreement, “Cause” means (i) continuing failure, refusal or neglect by you to substantially perform your duties as contemplated by this Letter Agreement (other than any such failure resulting from incapacity due to physical or mental illness), (ii) willful misconduct by you which is materially injurious to the Companies, monetarily or otherwise, (iii) your engaging in egregious misconduct involving serious moral turpitude to the extent that your creditability and reputation no longer conforms to the standard of senior executives of the Companies, (iv) your commission of a material act of dishonesty or breach of trust resulting or intending to result in personal benefit or enrichment at the expense of the Companies or their affiliates, or (v) a material breach of this Letter Agreement; provided, however, that in the event of subsections (i) and (v), you fail to correct such circumstances in all material respects within 30 days following written notification to you that the Companies intend to terminate your employment for one of the reasons set forth above.

(d) Voluntary Termination by You without Good Reason. You may terminate your employment hereunder at any time for any reason by giving the Companies prior written notice not less than 45 days prior to such termination.

(e) Voluntary Termination by You for Good Reason. You may terminate your employment hereunder for Good Reason by written notice to the Companies (which written notice must be delivered within ninety (90) days after the occurrence of such circumstances) detailing the basis for the Good Reason termination. For purposes of this Letter Agreement, “Good Reason” means the occurrence, without your express prior written consent, of any of the following circumstances, unless such circumstances are corrected by the Companies in all material respects within 30 days following written notification by you that you intend to terminate your employment for one of the reasons set forth below: (A) a reduction in the Base Salary or a failure to pay the Base Salary when due, (B) a relocation of your principal office by more than 30 miles, or (C) any material breach by the Companies of this Letter Agreement.

(f) Mutual Agreement. This Letter Agreement may be terminated at any time by mutual written agreement of the parties.

(g) Termination by the Companies without Cause. The Companies may terminate your employment hereunder at any time for any reason by giving you written notice not less than 45 days prior to such termination; provided, however, termination by the Companies shall be deemed to have occurred under this paragraph 5(1)(g) only if such termination is not pursuant to paragraph 5(1)(b), 5(1)(c) or 5(1)(f).

(2) Rights Upon Termination. Your right to payments and benefits under this Letter Agreement for periods after your date of termination shall be determined in accordance with the following provisions:

(a) Accrued Benefits - If you are terminated during the Term for any reason, the Companies shall pay you:

(i) Your Base Salary, within 10 days following your date of termination, for the period ending on the date of termination of employment.

(ii) Any other payments, within 60 days following your date of termination, or benefits to be provided to you by the Companies pursuant to any employee benefit plans or arrangements adopted by them, to the extent such payments and benefits are earned and vested as of the date of termination, or are required by law to be offered for periods following your date of termination (items (i) and (ii) shall be referred to as “Accrued Benefits”).

(b) Termination for Cause, Voluntary Resignation without Good Reason, Death, or Disability – If your employment is terminated by either of the Companies for Cause or your Disability, or you die or voluntarily resign from employment without Good Reason, you shall be entitled only to the Accrued Benefits.

(c) Involuntary Termination without Cause, Voluntary Termination for Good Reason – If either of the Companies involuntarily terminates your employment during the Term without Cause or if you voluntary terminate your employment during the Term for Good Reason, you shall be entitled to the Accrued Benefits and a lump sum cash payment (less applicable withholding) equal to your Base Salary from the date of your termination through the one year anniversary of the Effective Date. Such lump sum payment shall be paid to you on the 60th day after your termination of employment and shall be contingent upon your signing, and not timely revoking, a customary release of all claims against the Companies and their affiliates related solely to your employment with the Companies in the form agreeable to you and Perrigo.

6.	Restrictive Covenants.

(a)

Trade Secrets or other Confidential Information. You recognize that it is in the Companies’ legitimate business interest to restrict your disclosure or use of Trade Secrets or other Confidential Information relating to the Companies and their affiliates for any purpose other than in connection with your performance of services for the Companies, and to limit any potential appropriation of such Trade Secrets or other Confidential information by you. You therefore agree that all Trade Secrets or other Confidential Information relating to the Companies and their affiliates heretofore or in the future obtained by you shall be considered confidential and the proprietary information of the Companies. You further agree that, except to the extent required by applicable law, statute, ordinance, rule, regulation or orders of courts or regulatory authorities of competent jurisdiction, you shall not at any time (whether during or after the Employment Period) use or disclose, or authorize any other person or entity to use or disclose, any of the Companies’ Trade Secrets or other Confidential Information, other than as necessary to further the business objectives of the Companies. The term “Trade Secrets or other Confidential Information” includes, without limitation, matters of a technical nature, such as scientific, trade and engineering secrets, “know-how”, formulas, secret processes, drawings, works of authorship, machines, inventions, computer programs (including documentation of such programs), services, materials, patent applications, new product plans, other plans, technical information, technical improvements, manufacturing techniques, specifications, ideas, manufacturing and test data, progress reports and research projects, and matters of a business nature, such as business plans, prospects, financial information, proprietary information about costs, profits, markets, sales, lists of customers and suppliers, procurement and promotional information, credit and financial data, plans for future development, information relating to the Companies’ and their affiliates’ management, operation and planning, and other information of a similar nature to the extent not available to the public, of or relating to the Companies or their affiliates, and their business, customers and suppliers, the disclosure of which to competitors of the Companies or others would cause the Companies and their affiliates to suffer substantial and irreparable damage.

(b)	Return of Documents and Property. Upon the termination of your employment, or at any time upon the request of either of the Companies, you (or your heirs or personal representatives) shall deliver to either of the Companies (i) all documents and materials (including, without limitation, computer files) containing Trade Secrets or other Confidential Information relating to the Companies’ and their affiliates’ business and affairs, and (ii) all documents, materials, equipment and other property (including, without limitation, computer files, computer programs, computer operating systems, computers, printers, scanners, pagers, telephones, credit cards and ID cards) belonging to the Companies and their affiliates, which in either case are in the possession or under the control of you (or your heirs or personal representatives).

(c)

Discoveries and Works. All Discoveries and Works made or conceived by you during the Employment Period, solely, jointly or with others, that relate to the Companies’ or their affiliates present or anticipated activities, shall be owned by the Companies and/or their affiliates. The term “Discoveries and Works” includes, without limitation, Trade Secrets or other Confidential Information, patents and patent applications, trademarks, and trademark registrations and applications, trade names, copyrights and copyright registrations and applications. You shall, upon the reasonable request of either of the Companies, (i) promptly notify, make full disclosure to, and execute and deliver any assignments or other documents, as the case may be, to evidence or better assure title to Discoveries and Works in the Companies and/or their affiliates, as so requested, (ii) renounce any and all claims, including but not limited to claims of ownership and royalty, with respect to all Discoveries and Works and all other property owned or licensed by either of the Companies and/or their affiliates, (iii) assist the Companies and/or their affiliates in obtaining or maintaining for itself at its own expense United States and foreign patents, trademarks, copyrights, trade secret protection or other protection of any and all Discoveries and Works, (iv) promptly execute, whether during your period of service with the Companies or thereafter, all applications or other endorsements necessary or appropriate to maintain patents and other rights of the Companies and/or its affiliates and to protect the title of the Companies and/or their affiliates thereto, including but not limited to assignments of such patents and other rights and (v) not exploit any such

Discoveries and Works, other than as necessary to further the business objectives of the Companies. Any Discoveries and Works which, after the expiration or termination of your services for the Companies, are made, disclosed, reduced to tangible or written form or description, or are reduced to practice by you and which pertain to the business carried on or products or services being sold or delivered by the Companies and/or their affiliates at the time of such termination shall, as between you and the Companies and/or their affiliates, be deemed to have been made during your period of service with the Companies. You acknowledge that all Discoveries and Works that relate to the Companies’ and/or their affiliates present or anticipated activities and that are created during the Employment Period shall be deemed “works made for hire” under the Copyright Act of 1976, as amended (17 U.S.C. Sect. 101); provided, however, to the extent that any such Discoveries and Works do not constitute “works made for hire,” you hereby assign, grant, and convey, and agree to assign, grant and convey to the Companies and/or their affiliates all rights, titles, and interests now existing, or that may exist in the future in the Companies and/or their affiliates with respect to such Discoveries and Works.

(d)	Non-Competition, Non-Disparagement, and Non-Solicitation. You agree that in connection with your execution of this Letter Agreement and your employment with the Companies, you shall execute the Non-Competition Agreement attached hereto as Exhibit A (the “Non-Competition Agreement”). Neither Perrigo nor its affiliates shall, at any time during or after the Employment Period, disparage you to any person or entity or encourage any person or entity to not retain your services, as the case may be; provided, however, that nothing contained in this Section 6(d) shall (i) prohibit Perrigo or its affiliates from asserting or enforcing any rights, claims or defenses any of them may have under the terms of the Merger Agreement or any of the other Transaction Documents, including pursuant to this Letter Agreement, the Non-Competition Agreement, or Article VIII or IX of the Merger Agreement, in each case, in connection with a court, arbitral or other similar proceeding, or (ii) prohibit Perrigo or its affiliates from making statements that they believe, upon advice of counsel, are required by applicable Law. Any terms used and not defined in this Section 6(d) shall have the meanings assigned to the terms in the Non-Competition Agreement.

(e)

Enforcement. You agree that: (i) the covenants set forth in this paragraph 6 are reasonable in all respects, including, where applicable, geographical and temporal scope, and (ii) the Companies would not have entered into this Letter Agreement but for your covenants contained herein, and (iii) the covenants contained herein have been made in order to induce the Companies to enter into this Letter Agreement. If, at the time of enforcement of this paragraph 6, a court of competent jurisdiction shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. You recognize and affirm that in the event of your breach of any provision of this paragraph 6, money damages would be inadequate and the Companies would have no adequate remedy at law. Accordingly, you agree that in the event of a breach or a threatened breach by you of any of the provisions of this paragraph 6, the Companies, in addition and supplementary to other rights and remedies granted by law existing in its favor (including recovery of damages and costs (including reasonable attorneys’ fees)), may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security). The provisions of this paragraph 6 shall survive the termination of this Letter Agreement.

7.	Future Cooperation. You agree that upon the Companies’ reasonable request, for one year following your termination of employment, you will use reasonable efforts (which shall not include a meaningful amount of time and shall not interfere with your other activities) to assist and cooperate with the Companies in connection with the defense or prosecution of any claim that may be made against or by the Companies or their affiliates, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Companies or their affiliates, including any proceeding before any arbitral, administrative, regulatory, self-regulatory, judicial, legislative, or other body or agency. You will be entitled only to reimbursement for reasonable out-of-pocket expenses (including travel expenses) incurred in connection with providing such assistance.

8.	Withholding. The Companies shall have the right to withhold from any amount payable to you hereunder an amount necessary in order for the Companies to satisfy any withholding tax obligation it may have under applicable law.

9.	Governing Law. The terms of this Letter Agreement, and any action arising thereunder, shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

10.

Modification; Waiver; Severability. This Letter Agreement may not be released, changed or modified in any manner, except by an instrument in writing signed by you and the Companies. The failure of either party to enforce any of the provisions of this Letter Agreement shall in no way be construed to be a waiver of any such provision. No waiver of any breach of this Letter Agreement shall be held to be a waiver of any other or subsequent breach. If any portion or application of this Letter Agreement should for any reason be declared invalid, illegal or unenforceable, in whole or in part, by a court of competent jurisdiction, such invalid, illegal or unenforceable provision or application or part thereof shall be severable from this Letter Agreement and shall not in any way affect the validity or enforceability of any of the remaining provisions or applications.

11.	Assignment. This Letter Agreement is personal to you. You shall not assign this Letter Agreement or any of your rights and/or obligations under this Letter Agreement to any other person. The Companies may, without your consent, assign this Letter Agreement to any affiliate or successor to their business.

12.	Dispute Resolution. Except for any claim or controversy relating to the enforcement of the restrictive covenants as set forth in paragraph 6, which may be brought in any court of competent jurisdiction in New York City, any other disputes involving this Letter Agreement, including claims of violations of federal or state discrimination statutes or public policy, shall be resolved pursuant to binding arbitration in New York City. In the event of a dispute, a written request for arbitration shall be submitted to the New York City office of the American Arbitration Association under its Resolution of Employment Dispute Rules. The award of the arbitrators shall be final and binding and judgment upon the award may be entered in any court having jurisdiction thereof. Except as otherwise provided above, this procedure shall be the exclusive means of settling any disputes that may arise under this Letter Agreement. All fees and expenses of the arbitrators and all other expenses of the arbitration, except for attorneys’ fees and witness expenses, shall be shared equally by you and the Companies. Each party shall bear its own witness expenses and attorneys’ fees.

13.	No Conflicts. You represent and warrant to the Companies that your acceptance of employment and the performance of your duties for the Companies will not conflict with or result in a violation or breach of, or constitute a default under any contract, agreement or understanding to which you are or were a party or of which you are aware and that there are no restrictions, covenants, agreements or limitations on your right or ability to enter into and perform the terms of this Letter Agreement.

14.	Entire Agreement. Upon the Effective Date, this Letter Agreement supersedes all previous and contemporaneous communications, agreements and understandings, whether oral or written, between you, on the one hand, and the Companies or any of its affiliates, on the other hand, and constitutes the sole and entire agreement between you and the Companies pertaining to the subject matter hereof.

15.	Counterparts. This Letter Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party.

*     *     *     *

If the foregoing is acceptable to you, kindly sign and return to us one copy of this letter.

Sincerely yours,

Perrigo Company

By:	/s/ Joe Papa
Name:	Joe Papa
Title:	Chairman and CEO

AGREED TO AND ACCEPTED BY:

/s/ Paul B. Manning	03/22/2010
Paul B. Manning	Date

EXHIBIT A

Non-Competition Agreement